Exhibit 99.1

HeadHunter Group PLC Announces Results of 2021 Annual General Meeting

MOSCOW, Russia, August 12, 2021 – HeadHunter Group PLC (Nasdaq: HHR; MOEX: HHRU) (“HeadHunter” or the “Company”) held its annual general meeting on August 10, 2021. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders (except as noted below with respect to election of directors) of the Company personally present or represented by proxy at the meeting.

Regarding approval of the Company’s buyback program, the final voting results were as follows:

Votes for	Votes Against	Abstained
43,849,161	119,990	1

Regarding approval of the Company’s audited consolidated and standalone financial statements and the management report therein for the year ended December 31, 2020, the final voting results were as follows:

Votes for	Votes Against	Abstained
43,768,815	120,722	79,615

Regarding appointment of the Company’s auditors, the final voting results were as follows:

Votes for	Votes Against	Abstained
43,847,769	121,382	1

Regarding election of directors, the final voting results were as follows*:

Votes for	Votes Against	Abstained
4,402,281	-	-

Regarding approval of directors’ remuneration, the final voting results were as follows:

Votes for	Votes Against	Abstained
43,828,464	139,685	1,003

*In accordance with Regulation 75C of the Articles of Association of the Company, only ELQ Investors VIII Limited cast votes on this particular matter.

Contacts:

Investor Inquiries

Arman Arutyunian
E-mail:  a.arutyunian@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.